April 1, 2004

VIA FACSIMILE AND EDGAR,    FAX#:  1-202-942-9638

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 03-08

450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Mr Steven Hearne, Esq.

Re:

Application to Withdraw Registration Statement on Form S-3
Grand Toys International, Inc. -- SEC File No. 333-81526

Dear Mr. Hearne:

This letter is submitted pursuant to Rule 477 of the Securities Act of 1933.  We hereby request withdrawal of the above-referenced registration statement effective immediately.  We are requesting withdrawal of this registration statement at the request of certain selling shareholders due to unfavorable market conditions and timing considerations.  No prospectuses were distributed nor were any securities sold in connection with this offering.

Your assistance in this matter is greatly appreciated.  Please feel free to contact Paul Pollock at (212) 940-8555 or Wendy I. Norris at (212) 940-6439 with any questions you may have.

Thank you very much for your consideration of this request.

Sincerely,

Grand Toys International, Inc.

By:  ____/s/ Stephen Altro________________

Stephen Altro, Acting President and CEO

cc:

Tania M. Clarke